[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer's Direct Dial: (212) 225-2820
E-Mail: erosen@cgsh.com	October 31, 2005

By EDGAR Electronic Transmission

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	iShares® GSCI® Commodity-Indexed Trust

iShares® GSCI® Commodity-Indexed Investing Pool LLC

Registration Statement on Form S-1

Registration No. 33-126810

Ladies and Gentlemen:

On behalf of Barclays Global Investors International, Inc. (“BGI”), enclosed for filing is Amendment No. 2 to the above-captioned Registration Statement and BGI’s response letter to the related comment letter from the staff of the Commission dated September 15, 2005.

If you have any questions or require any further information with respect to the Registration Statement, or any matters relating to the filing, please do not hesitate to call me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Very truly yours,

/s/  Geoffrey B. Goldman

Geoffrey B. Goldman

Encls.

cc: Edward J. Rosen, Esq